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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1.

       (a)     Name of Issuer:
                           Perot Systems Corporation

       (b)     Address of Issuer's Principal Executive Offices:
                           12404 Park Central Drive, Dallas, Texas 75251

ITEM 2.

      (a)      Name of Person Filing:
                           HWGA, Ltd.
                           Ross Perot

      (b)      Address of Principal Business Office:
                           12377 Merit Drive, Suite 1700, Dallas, Texas 75251

      (c)      Citizenship:
                           USA

      (d)      Title of Class of Securities:
                           Class A Common Stock

      (e)      CUSIP Number:
                           714265 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS a:

                           Not Applicable


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
ITEM 4.  OWNERSHIP

         (a)      Amount Beneficially Owned:                           Ross Perot             31,749,000 (1)(2)
                                                                       HWGA, Ltd.             31,705,000 (1)

         (b)      Percent of Class:                                        Ross Perot               41.2%
                                                                           HWGA, Ltd.               41.1%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote        Ross Perot             44,000 (2)
                                                                           HWGA, Ltd.               -0-

                  (ii)     shared power to vote or to direct the vote      Ross Perot         31,705,000 (1)
                                                                           HWGA,Ltd.          31,705,000 (1)

                  (iii)    sole power to dispose or to direct the disposition of
                                                                           Ross Perot             44,000 (2)
                                                                           HWGA, Ltd.               -0-

                  (iv)     shared power to dispose or to direct the disposition of
                                                                           Ross Perot         31,705,000 (1)
                                                                           HWGA,Ltd.          31,705,000 (1)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS                                         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
                                                                                              Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY                                                                        Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                                                                                              Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP                                                       Not Applicable

ITEM 10.  CERTIFICATION                                                                       Not Applicable


(1)      Reflects a split of two-for-one stock on January 6, 1999.

(2) Mr. Perot had the right to acquire these shares on December 31, 1998, subject to the closing of the Company's initial public offering, and such shares were acquired by him on February 5, 1999.
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Date:  February 10, 1999


                                         HWGA, Ltd.


                                         By: /s/ ROSS PEROT
                                            ----------------------------------
                                         Ross Perot
                                         Managing General Partner


                                         /s/ ROSS PEROT
                                         -------------------------------------
                                         Ross Perot